UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Kona Grill, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
50047H201
(CUSIP Number)
Berke Bakay
c/o BBS Capital Management, LP
4975 Preston Park Boulevard, Suite 775W
Plano, Texas 75093
Tel. No.: (972) 985-2190
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— with copies to —

Barry Y. Greenberg
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
October 29, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,050,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,050,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,050,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,050,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,050,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS Berke Bakay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,050,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER

		1,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,060,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of BBS Capital Fund, LP, BBS Capital Management, LP, BBS Capital GP, LP, BBS Capital, LLC and Berke Bakay (the “Reporting Persons”), relating to shares of common stock of Kona Grill, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2009, as amended by Amendment No. 1 filed with the SEC on September 4, 2009 (the “13D”).
Item 3. Source and Amount of Funds
Item 3 of the 13D is hereby amended and restated to read as follows:
The Reporting Persons, in the aggregate, have invested $2,677,827.82 in the Issuer’s Common Stock. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Fund. The Fund holds its shares of Common Stock through a margin account with Jefferies & Company, Inc.
Item 4. Purpose of the Transaction
The first paragraph of Item 4 of the 13D is hereby amended and restated to read as follows:
The Reporting Persons originally acquired the shares of Common Stock for investment purposes and have reported such ownership on a Schedule 13G. On October 29, 2009 the Issuer’s board of directors (the “Board”) agreed to appoint Mr. Bakay to fill the current vacancy on the Board as “an additional independent outside director” in accordance with Mr. Bakay’s suggestion. The Reporting Persons believe that it is important to have a significant beneficial owner of the Issuer’s Common Stock, such as Mr. Bakay, represent the interests of the stockholders in the current environment. As a new non-employee director, Mr. Bakay was granted an option (the “Option”) to purchase 10,000 shares of Common Stock at $2.98, the fair market value of the Common Stock on October 29, 2009. The Option vested immediately upon grant.
Item 5. Interest in Securities of the Issuer
Item 5 of the 13D is hereby amended and restated to read as follows:
(a) As of the open of business on November 2, 2009, the Fund is the beneficial owner of the 1,050,000 shares of Common Stock it beneficially holds, which represents 11.5% of the Issuer’s outstanding shares of Common Stock. BBS Management, BBS GP, and BBS Capital are each the beneficial owners of the 1,050,000 shares of Common Stock of the Issuer held by the Fund, which represents 11.5% of the Issuer’s outstanding shares of Common Stock.
As Mr. Bakay is deemed to own the above shares and the shares underlying the Option, as it is presently exercisable, he is deemed to own 1,060,000 shares of Common Stock, which represents 11.6% of the issuer’s outstanding Common Stock.

(b) The Fund has the sole power to vote and dispose of the 1,050,000 shares of Common Stock it holds as of the open of business on November 2, 2009. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 1,050,000 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 1,050,000 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the 1,050,000 shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 1,050,000 shares of Common Stock held by the Fund and the sole power to vote the 10,000 shares of Common Stock that are issuable upon the exercise of the Option
(c) The Fund acquired 50,000 shares on September 18, 2009 at a price of $3.575 (excluding commission) per share in an open market transaction. The Issuer granted Mr. Bakay the Option on October 29, 2009.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Agreements
Item 6 of the 13D is hereby amended and restated to read as follows:
The description of the Option in Item 4 is hereby incorporated by reference.
Item. 7 Item
Item 7 is hereby amended to add the following:
10.1
2005 Stock Award Plan Stock Option Agreement, dated October 29, 2009, between the Issuer and Mr. Bakay, incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 8, 2006.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 2, 2009

BBS Capital Fund, LP
By:	BBS Capital GP, LP, its general partner

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital Management, LP
By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital GP, LP
By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital, LLC
By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

/s/ Berke Bakay
Berke Bakay